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November 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Motif Bio plc
Amendment No. 8 to Registration Statement on Form F-1
Filed October 31, 2016
Amendment No. 9 to Registration Statement on Form F-1
Filed November 4, 2016
File No. 333-212491

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated November 8, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 8 and Amendment No. 9 to the Registration Statement on Form F-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

General

1.                                      We note your response to our prior comment one. However, we do not agree that you complied with Rule 430A by disclosing an estimated warrant coverage ratio. Please revise your registration statement to include the total number of Ordinary Share Warrants and ADS Warrants being offered pursuant to this registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to provide the total number of ordinary shares that may be issued pursuant to Warrants (consisting of Ordinary Share Warrants in the European offering and

ADS Warrants (in the form of ADSs) in the U.S. offering).  As described in the Registration Statement, each ADS sold in the U.S. offering will be sold together with 0.5 of an ADS Warrant and each ordinary share sold in the European placement will be sold together with 0.5 of an Ordinary Share Warrant.  Each full ADS Warrant will be exercisable for one ADS and each full Ordinary Share Warrant will be exercisable for one ordinary share.

Because the total number of ordinary shares to be issued and sold in the U.S. offering (in the form of ADSs) and in the European placement is subject to reallocation between the two offerings until closing, as noted in the Registration Statement (and Revised Registration Statement), the Company will not be able to provide the exact number of ordinary shares to be allocated to each of the offerings (as ordinary shares in the European placement or as ordinary shares in the form of ADSs in the U.S. offering) until the closing of the offerings.  As such, the Company also will not be able to provide the exact number of Warrants to be allocated to each of the offerings (as Ordinary Share Warrants in the European offering or as ADS Warrants in the U.S. offering), until the allocation of ordinary shares between the two offerings is known.

2.                                      We note your response to our prior comment two that the offering price of the ordinary shares will be determined not only by the closing price of your ordinary shares on AIM on the price date but also take into account prevailing market conditions, estimates of business potential and the present state of development to be considered in negotiations with your underwriters. To the extent that these additional factors will cause the IPO price not to be largely based on the AIM trading price, please disclose on the cover page of the prospectus a bona fide price range of the offered securities. Alternatively, if the IPO price will be largely based on the AIM trading price, please disclose a percentage range based on that price within which you intend to price the securities. Please refer to Item 501(b)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to clarify that the offering price for each of the offerings will be determined based on the closing price of the Company’s ordinary shares on AIM on the pricing date.

3.                                      Regarding your response to prior comment three, because we cannot agree that the free writing prospectus you filed were permitted by Rule 433(b)(2) please tell us what consideration you have given to including disclosure of the contingent liability resulting from their use when you did not have a prospectus that satisfied the requirements of section 10 of the Securities Act on file at the time. If you do not believe the liability would be material to you, please provide a detailed analysis supporting your conclusion.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while it believes it was entitled to use the free writing prospectus for the reasons previously provided (and discussed in the Revised Registration Statement), after consulting with counsel, its auditors and the underwriters, it has decided to include a risk factor explaining that it may have contingent liability arising out of a possible violation of Section 5 of the Securities Act of 1933, as amended, in connection with its use of the free writing prospectus. It has also included similar disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus and the notes to the financial statements.

Summary

Overview, page 1

4.                                      We note your response to our prior comment four that you believe your statements about safety, tolerability and effectiveness of iclaprim are statistically accurate. However, we note again that because approval of the FDA is dependent on its determination that a drug is safe and effective, it is premature for you to suggest that iclaprim is safe and effective prior to approval of your drug by the FDA. Please revise your disclosure as previously requested in our prior comment four.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to further clarify that the safety and tolerability profile of iclaprim demonstrated in clinical trials was comparable to the safety and tolerability profile of vancomycin and linezolid.  The Company has also clarified that the FDA has not yet made any determination regarding the safety and efficacy of iclaprim.

The Offering, page 7

5.                                      We note your response to our prior comment six. However, it does not appear that you have revised the prospectus summary to include disclosure that a holder of a warrant will not have the right to exercise such warrant to the extent that such person would beneficially own in excess of 4.99% of your ordinary shares. Please revise your disclosure to include this information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the prospectus summary included in the Revised Registration Statement to explain that, subject to limited exceptions, a hold of a Warrant will not have the right to exercise such Warrant to the extent that such person would beneficially own in excess of 4.99% of the Company’s ordinary shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity And Capital Resources, page 74

6.                                      We note that you have revised your disclosure to state that there is substantial doubt about your ability to continue as a going concern. Please expand your disclosure to state how long you estimate you will be able to maintain operations assuming the successful completion of your offerings.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in the Registration Statement to explain that the net proceeds of the two offerings, together with the Company’s existing cash and cash equivalents, will be sufficient to fund expenses to be incurred in conducting the two Phase 3 clinical trials of iclaprim for the treatment of ABSSSI, including the completion of the Company’s REVIVE-1 Phase 3 clinical trial, but that the Company will require substantial additional funding to complete the Company’s REVIVE-2 Phase 3 clinical trial, its INSPIRE Phase 3 clinical trial and to continue operations.

Description of Securities, page 148

7.                                      We note your response to our prior comment seven. However, it does not appear that you have included the number of warrants outstanding on page 148 of the revised registration statement as required by Item 12.B.3 of Form 20-F. Please revise your disclosure to include this information.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 148 of the Revised Registration Statement to clarify that, as of November 8, 2016, there are 12,621,475 warrants to purchase 12,621,475 ordinary shares outstanding, with a weighted average exercise price of $0.28 per ordinary share.

Underwriting, page 172

8.                                      We note the disclosure added to page 172 that the contemporaneous private placement of ordinary shares and ordinary share warrants in Europe is being conducted on a “best efforts” basis. However, throughout your filing you have characterized the European offering and U.S. offering as a single global offering rather than two concurrent offerings with different plans of distribution. Please revise your disclosure here, on the prospectus cover page, and elsewhere as appropriate, to clarify that you are conducting two separate offerings — the U.S. offering, which appears to be underwritten on a firm commitment basis, and the concurrent European “best efforts” offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to clarify that the U.S. offering and European placement are two separate offerings, conditioned on one another, but with different plans of distribution.

Amendment No. 9 to Form F-1 filed November 4, 2016

Prospectus Cover Page

9.                                      We note your disclosure on the cover page of your prospectus, “We intend to apply to list the Ordinary Share Warrants on AIM.” However, in the legality opinion filed as Exhibit 5.1, counsel states that application will not be made for the New Share Warrants to be traded on AIM. Please reconcile this discrepancy.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to clarify that the Company does not intend to list the Ordinary Share Warrants on AIM.

Exhibit 5.1

10.                               The opinion that you file must be based on all facts relevant to the issues required to be addressed by Item 601(b)(5), not merely a list of documents and searches that counsel elects to review. In this regard, although counsel states in paragraph 1.3 that it has reviewed such documents and made such searches and enquiries as necessary to render its opinion, paragraph 2.1 expressly qualifies the opinion to the specific documents, searches and enquiries mentioned in paragraphs 1.1 and 1.2. Please have counsel revise to eliminate the qualification in paragraph 2.1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the opinion has been revised as requested by the Staff.

11.                               Please have counsel revise the opinion to include an opinion that the New Share Warrants and ADS Warrants will be binding obligations of the registrant and to ensure that it opines as to New York law, which is the law of the jurisdiction governing the warrants. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the opinion has been revised as requested by the Staff.

12.                               It appears from your registration statement that you are registering the ordinary shares underlying the ADSs issuable upon exercise of ADS Warrants and issuable upon exercise of Ordinary Share Warrants. Please have counsel revise the legality opinion to clarify that it is also opining on the legality of these underlying securities. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the opinion has been revised as requested by the Staff.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower

cc:	Graham Lumsden,
Chief Executive Officer of
Motif Bio Plc